Exhibit (a)(5)(P)

ROBBINS GELLER RUDMAN

    & DOWD LLP

RANDALL J. BARON (150796)

A. RICK ATWOOD, JR. (156529)

DAVID T. WISSBROECKER (243867)

EDWARD M. GERGOSIAN (105679)

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

randyb@rgrdlaw.com

ricka@rgrdlaw.com

dwissbroecker@rgrdlaw.com

egergosian@rgrdlaw.com

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF CALIFORNIA

HAROLD CLEMONS, Individually and on Behalf of All Others Similarly Situated,	)	Case No. ‘13CV2995 BTM BGS
)
	)	CLASS ACTION
)
Plaintiff,	)	COMPLAINT FOR VIOLATION OF FEDERAL SECURITIES LAWS AND BREACH OF FIDUCIARY DUTIES
)
vs.	)
)
SANTARUS, INC., SALIX	)
PHARMACEUTICALS, LTD., SALIX	)
PHARMACEUTICALS, INC.,	)
WILLOW ACQUISITION SUB	)
CORPORATION, DAVID F. HALE,	)
GERALD T. PROEHL, DANIEL D.	)
BURGESS, MICHAEL G. CARTER,	)
ALESSANDRO E. DELLA CHA,	)
MICHAEL E. HERMAN, TED W.	)
LOVE and KENT SNYDER,	)
)
Defendants.	)
	)	DEMAND FOR JURY TRIAL

INTRODUCTION

1. This is an individual stockholder action (as to Counts I and II) and a stockholder class action brought on behalf of the holders of Santarus, Inc. (“Santarus” or the “Company”) common stock (as to Counts III and IV) against Santarus, the members of Santarus’s Board of Directors (the “Board”), Salix Pharmaceuticals, Ltd. (“Parent”), Willow Acquisition Sub Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent (“Intermediary” and with Parent and Purchaser, “Salix”), in connection with an Agreement and Plan of Merger dated November 7, 2013 (the “Merger Agreement”) entered into by Santarus, Parent, Purchaser and Intermediary (the “Merger”). This action arises out of defendants’ dissemination of a materially false and misleading solicitation/recommendation statement in violation of §§14(e) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”), and defendants’ breaches of fiduciary duty and/or the aiding and abetting of such breaches of fiduciary duty arising out of the proposed acquisition of Santarus by Salix through an unfair process and at an unfair price (the “Proposed Acquisition”).

2. Santarus is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. The Company’s current commercial efforts are focused on five products: UCERIS® (budesonide) extended release tablets for the induction of remission in patients with active, mild to moderate ulcerative colitis; ZEGERID® (omeprazole/sodium bicarbonate) for the treatment of certain upper gastrointestinal disorders; GLUMETZA® (metformin hydrochloride extended release tablets) and CYCLOSET® (bromocriptine mesylate) tablets, which are indicated as adjuncts to diet and exercise to improve glycemic control in adults with type 2 diabetes; and FENOGLIDE® (fenofibrate) tablets, which are indicated as an adjunct to diet to reduce high cholesterol.

3. On November 7, 2013, Santarus and Salix jointly announced that they had entered into the Merger Agreement by which Salix will acquire the Company. Under the terms of the Merger Agreement, Salix will acquire Santarus for $32.00 per share. Upon completion of the transaction, Santarus will be a wholly owned subsidiary of Salix. Pursuant to the Merger Agreement, Salix has commenced a tender offer to acquire all of the outstanding shares of the Company’s common stock for $32.00 per share in cash (the “Tender Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will expire on December 31, 2013.

4. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Santarus to Salix on terms preferential to defendants and other Santarus insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who together control over 10.3 million Company shares, or 13.6% of Santarus’s outstanding stock, and who seek liquidity for their illiquid holdings in Santarus stock. If the Proposed Acquisition closes, Board members and Company management will receive over $330 million from the sale of their illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Santarus’s other shareholders.

5. Moreover, defendant and director Alessandro E. Della Chà also serves as a director of Cosmo Pharmaceuticals S.p.A., whose wholly subsidiary, Cosmo Technologies Ltd. (“Cosmo”), is the largest direct owner of Santarus common stock. Cosmo holds 2,991,044 common shares of Santarus, or 4.63% of the total outstanding shares. Like the Board and Company management, Cosmo seeks liquidity for its illiquid Santarus holdings. If the Proposed Acquisition closes, Cosmo will receive over $95.7 million from the sale of its illiquid holdings. Thus the Board is conflicted and serving its own financial interests rather than those of Santarus’s other shareholders.

6. The Company’s public shareholders do not share the defendants’ liquidity interests, as each shareholder can liquidate his or her Santarus shares by selling into the market. Moreover, unlike defendants, as investors in the high risk/high reward biopharmaceutical industry, Santarus’s public shareholders have deliberately chosen to take that risk in return for a higher reward over the long term. But as a result of defendants’ wrongful conduct, that opportunity to participate in Santarus’s expected long-term growth will be taken away from them and handed to Salix for what is clearly an unfair price.

7. The proposed Tender Offer price of $32.00 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. In just the past year, the Company’s stock price had increased by an astronomical 166%. The transaction, however, appears purposely timed to forestall this surge in the Company’s share price, as it was announced simultaneously with the announcement of the Company’s third quarter 2013 revenues, which grew 81%, and non-GAAP adjusted earnings, which were up over 189%. The timing of the transaction eliminates the market’s ability to respond to the glowing quarterly results, announced concurrently with the merger after the close of the market on November 7, 2013. Moreover, in work done to support its opinion that $32.00 per share is fair, the implied range of equity values per share derived by the Board’s financial advisor Stifel, Nicolaus & Company (“Stifel”) in its Discounted Cash Flow Analysis ($35.54 to $49.89) is significantly in excess of the $32.00 Tender Offer price. As such, it appears that the proposed offer price provides an insufficient and negative premium to shareholders.

8. Moreover, defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to Santarus’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Salix.

9. Pursuant to the Merger Agreement, Salix has commenced the Tender Offer. The initial offer period of the Tender Offer will expire on December 31, 2013. The closing of the Merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and over 18% of the Company’s shares are controlled by Cosmo, the Board and members of Company management, all of whom will certainly tender their shares in support of the Merger Agreement. Santarus and Salix have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger — to cash out any shareholders who do not tender — without so much as a shareholder vote.

10. To protect against the threat of alternate bidders out-bidding Salix after the announcement, defendants implemented preclusive deal protection devices to guarantee that Salix will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Santarus.

11. The deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include: (i) a no-shop clause that precludes the Company from soliciting potential competing bidders; (ii) a matching rights provision that requires the Company to disclose confidential information about competing bids to Salix and allows Salix to match any competing proposal; and (iii) a termination and expense fee provision that requires the Company to pay Salix an $80 million penalty if the Proposed Acquisition is terminated in favor of a superior proposal.

12. As detailed herein, defendants breached their fiduciary duties under state law, and aided and abetted such breaches, by conducting a flawed sales process designed to deliver the Company to Salix and provide material benefits to Company insiders. As a result, the Board failed in its duty to secure the best price possible for the Company’s shares, and exacerbated their breaches of fiduciary duty in the sales process by agreeing to lock up the Proposed Acquisition with preclusive deal protection devices and failing to disclose all material information to shareholders.

13. In an attempt to secure shareholder support for the unfair Proposed Acquisition, on December 3, 2013, Santarus filed with the Securities and Exchange Commission (“SEC”) a materially false and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “14D-9”), which 14D-9 was also disseminated to Santarus’s shareholders. The 14D-9, which recommends that Santarus’s shareholders tender their shares to Salix, omits and/or misrepresents material information in contravention of §§14(e) and 20(a) of the 1934 Act regarding the unfair consideration offered in the Proposed Acquisition, and the actual intrinsic value of the Company.

14. As explained herein, the foregoing information is material to the impending decision of Santarus’s shareholders whether or not to tender their shares and/or whether to seek appraisal for their shares. As such, defendants’ violations of §§14(e) and 20(a) of the 1934 Act and their breaches of fiduciary duty under state law to maximize shareholder value and disclose all material information in connection with a merger transaction threaten shareholders with irreparable harm for which money damages are not an adequate alternate remedy. Defendants are working quickly to consummate the deal; absent judicial intervention, the Tender Offer will expire on December 31, 2013. Thus, plaintiff seeks injunctive relief to ensure that defendants cure their breaches of fiduciary duty and violations of §§14(e) and 20(a) of the 1934 Act before Santarus shareholders are required to tender their shares and/or seek appraisal, and that defendants are not permitted to seek shareholder tenders without complying with their duty under state law to maximize shareholder value and the federal securities laws and state law to provide shareholders with all material information.

JURISDICTION AND VENUE

15. The claims herein (as to Counts I and II) arise under §§14(e) and 20(a) of the 1934 Act. This Court has jurisdiction over the claims asserted herein pursuant to §27 of the 1934 Act and supplemental jurisdiction under 28 U.S.C. §1367.

16. This Court has jurisdiction over each defendant because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

17. Venue is proper in this District pursuant to 28 U.S.C. §1391 because defendant Santarus’s headquarters are located at 3611 Valley Centre Drive, Suite 400, San Diego, California 92130, and defendants include officers and/or directors who reside in California.

PARTIES

18. Plaintiff Harold Clemons is and was at all times relevant hereto a shareholder of Santarus.

19. Defendant Santarus is a Delaware corporation headquartered in San Diego, California. Santarus is sued herein as an aider and abettor.

20. Defendant Parent is a Delaware corporation headquartered Raleigh, North Carolina. Parent is sued herein as an aider and abettor.

21. Defendant Purchaser is a Delaware corporation. Purchaser is an indirect wholly owned subsidiary of Parent. Purchaser is sued herein as an aider and abettor.

22. Defendant Intermediary is a wholly owned subsidiary of Parent. Intermediary is sued herein as an aider and abettor.

23. Defendant David F. Hale (“Hale”) is and was at all relevant times the Company’s Chairman and a director of Santarus.

24. Defendant Gerald T. Proehl (“Proehl”) is and was at all relevant times the Company’s CEO and President, and a director of Santarus.

25. Defendant Daniel D. Burgess (“Burgess”) is and was at all relevant times a director of Santarus.

26. Defendant Michael G. Carter is and was at all relevant times a director of Santarus.

27. Defendant Alessandro E. Della Chà (“Della Chà”) is and was at all relevant times a director of Santarus.

28. Defendant Michael E. Herman is and was at all relevant times a director of Santarus.

29. Defendant Ted W. Love is and was at all relevant times a director of Santarus.

30. Defendant Kent Snyder (“Snyder”) is and was at all relevant times a director of Santarus.

31. The defendants named above in ¶¶23-30 are sometimes collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

32. Plaintiff’s Counts III and IV are brought individually and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all public holders of Santarus stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

33. Plaintiff’s claims are properly maintainable as a class action under Federal Rule of Civil Procedure 23.

34. The Class is so numerous that joinder of all members is impracticable. According to the Company’s SEC filings, as of October 31, 2013, there were more than 67 million shares of Santarus common stock outstanding.

35. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants are breaching their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or are aiding and abetting therein;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Acquisition, and/or aiding and abetting therein;

(c) whether defendants are breaching their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition, and/or aiding and abetting therein;

(d) whether defendants are unjustly enriching themselves and other insiders or affiliates of Salix and Santarus, and/or aiding and abetting therein;

(e) whether defendants are breaching any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of good faith, diligence, candor and fair dealing, and/or aiding and abetting therein;

(f) whether defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets, and/or aided and abetted therein;

(g) whether the Proposed Acquisition compensation payable to plaintiff and the Class for their holdings in the Company is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would suffer irreparable injury were the transaction complained of herein consummated.

36. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

37. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

38. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

39. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

40. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND

41. Santarus is a specialty biopharmaceutical company focused on acquiring, developing and commercializing proprietary products that address the needs of patients treated by physician specialists. The Company’s current commercial efforts are focused on five products: UCERIS® (budesonide) extended release tablets for the induction of remission in patients with active, mild to moderate ulcerative colitis; ZEGERID® (omeprazole/sodium bicarbonate) for the treatment of certain upper gastrointestinal disorders; GLUMETZA® (metformin hydrochloride extended release tablets) and CYCLOSET® (bromocriptine mesylate) tablets, which are indicated as adjuncts to diet and exercise to improve glycemic control in adults with type 2 diabetes; and FENOGLIDE® (fenofibrate) tablets, which is indicated as an adjunct to diet to reduce high cholesterol.

42. Santarus’s product development pipeline includes the investigational drug RUCONEST® (recombinant human C1 esterase inhibitor). A Biologics License Application for RUCONEST for the treatment of acute angioedema attacks in patients with hereditary angioedema is under review by the U.S. Food and Drug Administration (“FDA”) with a response expected in April 2014. Santarus is also developing rifamycin SV MMX® which is in Phase III clinical testing for treatment of travelers’ diarrhea. In addition, the Company has completed a Phase I clinical program with SAN-300, an investigational monoclonal antibody.

43. Salix, headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products and medical devices for the prevention and treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic products, complete any required development and regulatory submission of these products, and market them through the Company’s gastroenterology specialty sales and marketing team.

44. Over its last four financial quarters, Santarus has reported spectacular growth. On March 4, 2013, Santarus announced that revenues for the fourth quarter of fiscal 2012 (ended December 31, 2012) of $70.2 million grew 65% compared with $42.6 million for the fourth quarter of 2011. For the same quarter, net income of $5.5 million, or $0.08 diluted earnings per share (“EPS”), which included a $10.0 million expense for a success-based clinical milestone, almost tripled compared with $1.9 million, or $0.03 diluted EPS for the fourth quarter of 2011. And in the fourth quarter of 2012, adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) more than doubled to $9.6 million in the fourth quarter of 2012 compared with $4.5 million for the fourth quarter of 2011. Finally, Santarus’s cash, cash equivalents and short-term investments were $94.7 million as of December 31, 2012, an increase of $36.1 million compared with $58.6 million at December 31, 2011.

45. Commenting on these results, defendant and Company President and CEO Proehl stated ‘‘‘We believe that 2012 was an inflection year for Santarus, with strong revenue growth and greatly improved earnings and cash flow compared with 2011.... In addition to our commercial progress and the favorable outcome on the ZEGERID® (omeprazole/ sodium bicarbonate) patent litigation at the appellate court, we were successful in advancing our clinical pipeline, including reporting positive Phase III results for both RUCONEST® (recombinant human C1 esterase inhibitor) in hereditary angioedema (HAE) and for rifamycin SV MMX® in travelers’ diarrhea. We also initiated a major Phase IIIb clinical study with UCERISTM (budesonide) extended release tablets as add-on therapy to 5-ASA drugs and completed enrollment in a Phase I clinical study with SAN-300, a monoclonal antibody.’’’ Proehl added,

‘‘‘Our momentum has continued into 2013 with the mid-January U.S. Food and Drug Administration (FDA) approval of UCERIS for the induction of remission in patients with active, mild to moderate ulcerative colitis and the commercial launch of UCERIS and relaunch of ZEGERID a few weeks ago. We believe 2013 is shaping up to be another robust year for Santarus.’’’

46. In addition, 2013 is proving to be much more than robust for Santarus. For the first quarter of 2013 (ended March 31, 2013) Santarus reported on May 6, 2013, that total revenues of $79.4 million for the first quarter grew 73% compared with total revenues of $45.9 million in the first quarter of 2012. Net income exploded to $18.7 million and diluted EPS were $0.25 compared with net income of $0.6 million and diluted EPS of $0.01 for the first quarter of 2012.

47. About the first quarter results, defendant Proehl stated: ‘‘‘We are pleased with the strong financial performance in first quarter of 2013 and the substantial increase in revenue and profitability over the prior year period.... Based on the strength of our first quarter results we are raising our top and bottom-line financial outlook for 2013.’’’ He added that ‘‘‘The commercial launch of UCERIS™ for the induction of remission in patients with active, mild to moderate ulcerative colitis began in mid-February, and we reported $6.6 million in UCERIS net sales for the first quarter. We believe the UCERIS prescription trends are encouraging. We also achieved significant growth in net sales of GLUMATZA and ZEGERID in the first quarter.’’’

48. Based on the first quarter results, on May 6, 2013, Santarus increased its financial outlook for full year 2013 as follows: (i) total revenues of approximately $330 to $340 million, compared with its prior estimate of total revenues of approximately $320 to $325 million; and (ii) net income of approximately $57 to $64 million, and diluted EPS of $0.72 to $0.81, increased from its prior estimates of net income of approximately $50 to $54 million, and diluted EPS of $0.63 to $0.68.

49. On August 6, 2013, Santarus reported its financial results for its second quarter of 2013 (ended June 30, 2013). For its second quarter of 2013, Santarus’s total revenues of $89.4 million exploded 89% compared with total revenues of $47.2 million in the second quarter of 2012; net income of $73.5 million, or $0.94 diluted EPS, which included a one-time income tax benefit of $54.9 million, or $0.70 per share fully diluted, more than quadrupled net income in the second quarter of 2012 of $3.4 million, or $0.05 diluted EPS. At the end of the second quarter of 2013, Santarus’s cash, cash equivalents and short-term investments were $142.7 million, an increase of $48.0 million compared with $94.7 million at December 31, 2012.

50. As defendant Proehl observed about these spectacular results: ‘‘‘Our commercial efforts continue to drive strong financial performance with encouraging market uptake for UCERIS.... Based on our robust second quarter performance, we are raising our financial outlook for 2013.’’’ He added, ‘‘‘Following an analysis of the impact of sales call frequency on UCERIS prescription trends, as well as on our other marketed products, we have decided to add approximately 25 sales representatives by the fourth quarter. We expect the additional sales representatives to contribute to increased prescriptions in 2014.’’’ Based on the second quarter results, Santarus increased its financial outlook for full year 2013 as follows: (i) total revenues of approximately $355 to $360 million, compared with its prior estimate of total revenues of approximately $330 to $340 million; and (ii) net income of approximately $129 to $132 million and diluted EPS of $1.61 to $1.65, increased from its prior estimates of net income of approximately $57 to $64 million and diluted EPS of $0.72 to $0.81.

THE PROPOSED ACQUISITION

51. Despite the Company’s bright future, on November 7, 2013, Santarus and Salix announced that they had entered into the Merger Agreement whereby Salix would acquire all of Santarus’s outstanding stock for $32.00 per share in cash. Pursuant to the Merger Agreement, when the Merger is complete, Santarus will survive as a wholly owned subsidiary of Salix, and Salix will own and control the Company.

52. The press release announcing the Proposed Acquisition states in pertinent part:

Salix Pharmaceuticals to Acquire Santarus

Solidifies Position as Largest U.S. Gastroenterology-Focused

Specialty Pharmaceutical Company

Provides Salix with an Experienced Specialty Sales Force

to Significantly Expand Gastrointestinal Product Sales

Increases Commercial Presence in Gastroenterology,

Hepatology and Colorectal Surgery

Estimated 2013 Pro Forma Total Product Revenue of $1.3 Billion

Greatly Increases Scale and Revenue Diversification

Expected to be Immediately and Significantly Accretive

Expected to Generate Strong EBITDA and Cash from Operations

Leading to Rapid Debt Repayment

. . . Salix Pharmaceuticals, Ltd. and Santarus, Inc. today announced that the companies have entered into a definitive merger agreement under which Salix will acquire all of the outstanding common stock of Santarus for $32.00 per share in cash (without interest). The all-cash transaction values Santarus at approximately $2.6 billion. The $32.00 per share price represents an approximately 36% premium over Santarus’ November 6, 2013 closing price of $23.53 per share and an approximately 39% premium over Santarus’ average closing stock price for the prior 30-trading day period. The proposed transaction has been unanimously approved by the Boards of Directors of Salix and Santarus. The companies expect to close the transaction in the first quarter of 2014.

Salix President and Chief Executive Officer, Carolyn Logan, stated, “We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future. Additionally we look forward to all of our stakeholders — patients, healthcare providers, employees and stockholders — benefiting from the increased scale created by a larger, even stronger Salix.”

Gerald T. Proehl, President and Chief Executive Officer, Santarus, stated, “Our employees have worked very hard to build Santarus into a premier specialty biopharmaceutical company. I would like to thank all of our employees for their contributions to making Santarus the successful company it is today.” Mr. Proehl added, “We believe the timing is right for this strategic combination with Salix, a highly respected company that is uniquely positioned to expand the commercialization of Santarus’ marketed products and to continue to advance the development of our pipeline products. We welcome the opportunity Salix will provide to build on Santarus’ success.”

Transaction Rationale

Salix expects that the transaction will have the following potential impact:

•	Solidifies Lead Position in the Gastrointestinal (GI) Market

•	The combined company is expected to have a leading position with a strong portfolio of 22 marketed products, including: XIFAXAN®, UCERIS®, GLUMETZA®, APRISO®, ZEGERID®, MOVIPREP®, RELISTOR®, SOLESTA®, FULYZAQ®, CYCLOSET® and FENOGLIDE®

•	While both companies are specialty focused, there is no overlap in marketed products

•	Additional pipeline development opportunities

•	Revenue Diversification

•	UCERIS, GLUMETZA and ZEGERID have the potential to meaningfully diversify Salix’s product offering and revenue base

•	Potential growth from recently-launched UCERIS is expected to provide increased revenue diversification

•	No product is expected to account for more than 50% of the combined company’s revenue, based on pro forma estimates

•	Attractive Financial Profile of Combined Company

•	Annualized combined company financial results based on the quarter ended September 30, 2013 were revenue of $1,348 million and adjusted EBITDA of $537 million

•	Significant accretion in 2014. Revenue synergies from the increased number of sales representatives in GI and the expanded presence in primary care, which are not included in the guidance, provide the opportunity for further accretion

•	Strong growth and the realization of additional synergies are expected to result in greater EPS accretion in 2015

•	Expecting 2014 GAAP EPS of approximately $3.85 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals

•	Expecting 2014 non-GAAP EPS of approximately $5.00 per share, fully diluted, assuming no upside from revenue synergies, product launches or indication approvals*

•	Strong cash flow generation should allow delevering to Debt/EBITDA target of approximately 3x over the next 3 years

•	Significant Revenue Synergy Opportunities

•	Increases Salix’s presence in the gastroenterology market which should benefit UCERIS as well as Salix’s products

•	Leverages Santarus’ experienced specialty sales force immediately to gain revenue synergies from Salix’s existing products, while continuing to grow Santarus’ products

•	Achieves Salix’s goal to expand its GI products into primary care to capture significant product sales currently not accessed by the Salix sales effort

•	Creation of a third sales force in gastroenterology and hepatology which will allow key GI products to have increased promotional exposure

*	We believe this non-GAAP measure might provide investors additional relevant information, in part for purposes of historical comparison. In addition, we use this non-GAAP measure to analyze our performance in more detail and with better historical comparability; however, you should be aware that a non-GAAP measure is not superior to, nor a substitute for, the comparable GAAP measure, and this non-GAAP measure might not be comparable to a similarly named measure disclosed by other companies. The following table reconciles the 2014 non-GAAP EPS estimate provided above to the most closely-related 2014 GAAP EPS estimate provided above.

In millions	Preliminary Guidance Year Ended Dec. 31, 2014
GAAP Net Income	254.7
Adjustments:
Amortization, depreciation and stock-based compensation expense	79.2
Non-cash interest expense	42.2
Adjusted income tax expense	(46.1)
Non-GAAP Net Income	330.0

Non-GAAP Net Income per share, fully diluted	5.00

Fully diluted weighted average shares	66.0

Transaction Close and Financing

Under the terms of the definitive merger agreement, Salix intends to commence a cash tender offer to acquire all of the outstanding common stock of Santarus for $32.00 per share. Following successful completion of the tender offer, Salix will acquire all remaining shares of Santarus common stock not tendered in the offer through a second step merger at the same price per share paid in the tender offer. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of the outstanding shares of Santarus common stock on a fully diluted basis, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act and other customary closing conditions. The tender offer is not subject to a financing condition. Certain directors and officers of Santarus, who, as of November 6, 2013, beneficially owned or had options to acquire a number of shares of Santarus’ common stock equal to approximately 12 percent of Santarus’ total outstanding shares of common stock, have entered into a tender and support agreement pursuant to which such persons have agreed to tender their shares into the tender offer and, if applicable, vote their shares against certain matters, including third party proposals to acquire Santarus. The Board of Directors of Santarus unanimously recommends that Santarus stockholders tender their shares in the tender offer.

In connection with the merger agreement, Salix and Santarus entered into an agreement with Santarus’ licensor Cosmo Technologies Limited restructuring certain aspects of Santarus’ relationship with Cosmo. Under the terms of the agreement, Salix will be returning rifamycin SV MMX® to Cosmo Technologies Limited effective with the closing of Salix’s acquisition of Santarus.

Salix intends to finance the transaction with a combination of approximately $800 million cash on hand and $1.95 billion in committed financing from Jefferies Finance LLC. Jefferies Finance LLC also has committed to provide an additional $150 million revolving credit facility.

The commitment from Jefferies Finance LLC to provide financing is subject to the satisfaction of customary conditions.

Advisors

Salix’s financial advisor for the transaction is Jefferies LLC and its primary legal advisor is Covington & Burling LLP. Santarus’ financial advisor for the transaction is Stifel, Nicolaus & Company, Incorporated and its legal advisor is Latham & Watkins LLP.

53. Prior to the announcement of the Proposed Acquisition, the market price of the Company’s common stock responded to Santarus’s phenomenal financial growth in the past three quarters by increasing 166% in the past year. However, the Proposed Acquisition appears purposely timed to forestall a continuing surge in the Company’s share price, as the Merger was announced simultaneously with the Company’s third quarter 2013 results, which reflect Santarus’s continued explosive growth.

54. For the third quarter of 2013, ended September 30, 2013, the Company reported to the public on the same day it announced the Merger that for its third quarter of 2013, Santarus’s total revenues of $98.8 million grew another remarkable 81% compared with total revenues of $54.7 million for the third quarter of 2012; net income of $30.3 million, or $0.38 diluted EPS, more than tripled when compared with $9.0 million, or $0.13 diluted EPS for the third quarter of 2012; and the Company’s cash, cash equivalents and short-term investments were $168.7 million as of September 30, 2013, an increase of approximately $74.0 million compared with $94.7 million at December 31, 2012.

55. When the Company’s third quarter earnings are added to Santarus’s six month results, the Company has now reported net income of $122.5 million and earnings per share of $1.57 for the first nine months of 2013. When compared with Santarus’s August 6, 2013 guidance that the Company would report net income of approximately $129 to $132 million and EPS of $1.61-$1.65 for the full year, it is quite apparent that defendants’ deliberate decision to announce the Proposed Acquisition and Santarus’s third quarter 2013 financial results at the same time had the intended effect: the price of Santarus’s common stock was capped at the offer price, and would go no higher. Had the Company’s third quarter results been announced prior to the announcement of the deal, the market price of Santarus stock would have exceeded $32.00 per share, (forcing Salix to pay more or the Board to accept a negative premium) as market analysts would have revised upward both their 2013 forecasts and their target prices for Santarus common stock.

CONFLICTS POISONED THE PROCESS

56. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of Santarus to Salix on terms preferential to defendants and other Santarus insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by the Board and Company management, who together control over 10.3 million Company shares, or 13.6% of Santarus’s outstanding stock, and who seek liquidity for their illiquid holdings in Santarus stock. If the Proposed Acquisition closes, Board members and Company management will receive over $330 million in total from the sale of their illiquid holdings. Defendant, board member and Company President and CEO Proehl alone will receive over $80 million from the sale of his illiquid Santarus holdings from the Merger. Thus the Board is conflicted and serving its own financial interests rather than those of Santarus’s other shareholders.

57. Moreover, defendant and director Della Chà also serves as a director of Cosmo Pharmaceuticals S.p.A., whose wholly-owned subsidiary, Cosmo, is the largest direct owner of Santarus common stock. Cosmo holds 2,991,044 common shares of Santarus, or 4.63% of the total outstanding shares. Cosmo previously sold 4,887,500 Santarus shares for $17.68 per share in a secondary public offering of Santarus common stock in May 2012. Like the Board and Company management, Cosmo seeks liquidity for its remaining illiquid Santarus holdings. If the Proposed Acquisition closes, Cosmo will receive over $95.7 million from the sale of its illiquid shares. Thus the Board is conflicted and serving its own financial interests rather than those of Santarus’s other shareholders.

58. The Company’s public shareholders do not share the defendants’ liquidity interests, as each shareholder can liquidate his or her Santarus shares by selling into the market. Moreover, unlike defendants, as investors in the high risk/high reward biopharmaceutical industry, Santarus’s public shareholders have deliberately chosen to take that risk in return for a higher reward over the long term. But as a result of defendants’ wrongful conduct, that opportunity to participate in Santarus’s expected long-term growth will be taken away from them and handed to Salix for what is clearly an unfair price.

59. There’s more. From the Proposed Acquisition, Santarus’s officers and directors will receive millions of dollars in special payments — not being made to ordinary shareholders — for currently unvested stock options, performance units, and restricted shares, all of which shall, upon the Merger’s closing, become fully vested and exercisable. The Company’s senior management is also entitled to receive from the Proposed Acquisition over $39 million in change-of-control payments. Moreover, the Company’s management appears to be staying on board for the long term after the Proposed Acquisition closes.

60. Cosmo, a specialty drug company based in Italy, licensed U.S. rights to Santarus to develop a drug for ulcerative colitis using Cosmo’s drug delivery technology. Santarus started selling the drug, marketed under the name UCERIS, in February. Like the officers and directors, Cosmo will also receive special benefits not being made available to Santarus’s other shareholders. Concurrently with the execution and delivery of the Merger Agreement, on November 7, 2013, the Company and Parent entered into an agreement (the “License Amendment”) with Cosmo, which License Amendment modifies certain terms of the license agreement by and between the Company and Cosmo dated December 10, 2008 covering Santarus’s license of, inter alia, UCERIS and Rifamycin MMX. Under the terms of the License

Amendment, Cosmo gets back the rights for Rifamycin MMX for free. Thus, as a special benefit provided only to Santarus’s largest direct shareholder as part of the Proposed Acquisition, Cosmo receives for free from Santarus the U.S. rights on a product that could become a blockbuster if clinical trials for diverticulitis are successful. And Cosmo will still receive royalties and milestone payments around the world on UCERIS, which is the primary reason Salix bought Santarus.

61. In addition, the Board selected a conflicted financial advisor in the process that led to the Proposed Acquisition. Stifel will receive a $25.3 million fee for serving as Santarus’s financial advisor that is wholly contingent on the closing of the Proposed Acquisition.

THE UNFAIR PROCESS

62. These conflicts tainted the process leading to the Proposed Acquisition. While the Board created a special committee “to explore and evaluate strategic alternatives including the potential sale of the company” to Salix, the formation of the committee did nothing to address the conflicts, and in fact furthered those conflicts. The Board appointed to the committee conflicted defendants Burgess (who will receive over $9.7 million from the deal), Hale (over $18 million) and Snyder (over $7.9 million), who were each strongly motivated to facilitate the Proposed Acquisition and who dominated the committee. As reflected in the process leading to the Proposed Acquisition, the Board and its special committee served their own liquidity interests, and breached their duty to maximize shareholder value in a change of control transaction.

63. On October 1, 2013, after the close of Santarus’s third fiscal quarter, the Board rejected a $32.00 per share offer from Salix as not enough to even warrant granting Salix access to Santarus’s virtual data room. In response, on October 9, 2013, Salix gave Santarus its “best and final offer” of $33.00 to acquire the Company. At that juncture, the Board gave Salix access to the virtual data room, and then two days later, it abandoned a significant strategic alternative as the Board decided that rather than deploy some or all of the Company’s $169 million in cash to maximize shareholder value, it would discontinue (in favor of the potential Salix deal) its pursuit of an unidentified potential acquisition candidate that Santarus had been considering since at least mid-August 2013.

64. Suddenly, on October 29, 2013, Salix advised the Board that it had revised its offer downward to $31.00 per in cash or $30.00 in cash and a $3.00 contingent value right based on certain milestones. On November 1, 2013, Salix revised its proposal again, and went back to the same $32.00 per share it had offered Santarus a month earlier, which the Board considered insufficient to even grant Salix access to the virtual data room. But surprisingly, given the Board’s knowledge of the Company’s soon to-be-announced and spectacular third quarter 2013 financial results, the Board quickly and on the same day agreed to sell Santarus to Salix for just $32.00 a share.

THE UNFAIR AND CONFLICTED PROCESS LED

TO AN UNFAIR PRICE

65. The proposed Tender Offer price of $32.00 per share drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. In just the past year, the Company’s stock price had increased by an astronomical 166%. The transaction, however appears purposely timed to forestall this surge in the Company’s share price, as it was announced simultaneously with the announcement of the Company’s third quarter 2013 revenues, which grew 81%, and non-GAAP adjusted earnings, which were up over 189%. The timing of the transaction eliminates the market’s ability to respond to the glowing quarterly results, announced concurrently with the Merger after the close of the market on November 7, 2013. Moreover, in work done to support its opinion that $32.00 per share is fair, the implied range of equity values per share derived by the Board’s financial advisor Stifel in its Discounted Cash Flow Analysis ($35.54 to $49.89) is significantly in excess of the $32.00 Tender Offer price. As such, it appears that the proposed offer price provides an insufficient and negative premium to shareholders.

66. Furthermore, as set forth below, much of the material detail about the inherent value of the Company is missing from the 14D-9.

67. The Tender Offer price also fails to reflect the value of Santarus to Salix. If it closes, the Proposed Acquisition will solidify Salix Pharmaceuticals, Inc. as the “largest U.S. gastroenterology-focused specialty pharmaceutical company.” The announcement of the Proposed Acquisition provided guidance that the two companies combined would have 2013 pro forma revenue of $1.3 billion. In addition, the company guided for EPS of approximately $3.85 in 2014 and non-GAAP EPS of $5.00. The Proposed Acquisition will also meaningfully diversify Salix’s revenue and lead to significant opportunities for revenue synergies.

68. As Carolyn Logan, Salix President and CEO, stated about the Proposed Acquisition, ‘‘‘We are extremely pleased with the Santarus acquisition, which is transformative for Salix both commercially and financially, fulfilling many of our strategic needs while providing immediate and significant accretion in 2014 and beyond. We are very pleased to be able to merge our sales forces, combine two complementary product portfolios, expand our pipeline, diversify revenue, access health care providers in primary care, add a significant number of health care prescribers to our called-on universe and to better position Salix for success in the present as well as the future.’’’

69. Salix is pleased with the Proposed Acquisition for good reason. In addition to Santarus’s explosive growth, which will continue in the future, the combined company will have a portfolio of 22 products, including Santarus’s up-and-coming ulcerative colitis drug UCERIS, which was launched earlier this year. UCERIS is the driving force behind Salix’s interest in acquiring Santarus. UCERIS is Santarus’s treatment for mild to moderate forms of ulcerative colitis. It is in the same space as Salix’s Apriso, can use a similar sales force, and the two products will likely have great revenue-generating and cost-cutting synergies.

70. UCERIS sales are exceeding all estimates. Santarus launched UCERIS in the first quarter of 2013, and management predicted sales of $20 million for the full year. At the time, the market’s peak estimates were in a range of between $200 and $300 million. In the first quarter of 2013, sales of UCERIS were $6.6 million — launched in mid-February — and then in the second quarter, sales were $16.2 million. So UCERIS’s sales of $22.8 million in the first six months of the year exceeded the Company’s full-year $20 million guidance! Then, in the third quarter, sales rose even more to $19.6 million. Since its launch, peak estimates for UCERIS have risen rapidly, with the consensus being $500 million and some projecting sales to reach $700 million.

71. And UCERIS is not Santarus’s best-selling product. The Company has a drug to improve glycemic control called GLUMETZA, which grew 6.3% year-over-year to account for $45.6 million of the Company’s $98.8 million third quarter 2013 revenue. Then, Santarus has a heartburn medication called ZEGERID that added $27.1 million to the Company’s third quarter top-line. Then there is the Santarus pipeline. RUCONEST — the Company’s recombinant human C1 esterase inhibitor for hereditary angioedema (“HAE”), a rare but potentially fatal condition — is an important drug. Approval for RUCONEST has been filed with the FDA and the efficacy, safety, and cost all compare favorably with existing drugs. Should RUCONEST ultimately secure FDA approval for acute and prophylactic HAE as well as pancreatitis, RUCONEST could become a blockbuster ($1 billion-plus in revenue) drug.

THE DEAL PROTECTION DEVICES

72. To protect against the threat of alternate bidders out-bidding Salix after the announcement of the Proposed Acquisition, defendants implemented preclusive deal protection devices to guarantee that Salix will not lose its preferred position. These deal protection devices effectively preclude any competing bids for Santarus.

73. First, concurrently with the execution and delivery of the Merger Agreement, on November 7, 2013, certain officers and directors of the Company each entered into a tender and support agreement (the “Tender and Support Agreement”) with Salix, pursuant to which each such officer and director agreed, among other things, to tender his or her shares of Santarus common stock pursuant to the Tender Offer. As of November 6, 2013, these officers and directors beneficially owned or had options to acquire a number of shares of common stock of the Company equal to approximately 12% of the outstanding shares of common stock. According to the 14D-9, the other officers and directors not a party to the Tender and Support Agreement have also expressed their intent to tender their Santarus shares. And given the special benefits that Cosmo will receive if the Proposed Acquisition closes, there is little doubt that Cosmo will also tender its shares.

74. Pursuant to the Merger Agreement, Salix has commenced the Tender Offer. The initial offer period of the Tender Offer will expire on December 31, 2013. The closing of the Merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and as noted above, over 18% of the Company’s shares are controlled by Cosmo, the Board and members of Company management, all of whom either agreed to or will certainly tender their shares in support of the Merger Agreement. Santarus and Salix have announced their intent to effect the merger, pursuant to recently enacted §251(h) of the Delaware General Corporation Law, as a short-form merger — to cash out any shareholders who do not tender — without so much as a shareholder vote.

75. Second, as part of the Merger Agreement, defendants agreed to the inclusion of several deal protection devices. Those deal protection devices will preclude a fair sales process for the Company and lock out competing bidders, and include:

(a) a “No Shop” provision that precludes the Board from engaging in a fair process to sell the Company by seeking out the best possible price for Santarus’s shareholders, as their fiduciary duties require;

(b) a “Matching Rights” provision that requires Santarus to give full information about competing acquisition proposals to Salix and then allows Salix to match any competing proposal, thus discouraging competing proposals; and

(c) a termination and expense fee provision that requires the Company to pay Salix an $80 million penalty if the Proposed Acquisition is terminated in favor of a superior proposal.

THE MATERIALLY MISLEADING 14D-9

76. In connection with the Proposed Acquisition, defendants filed the materially misleading 14D-9. The 14D-9, which recommends that Santarus’s shareholders tender their shares in favor of the Proposed Acquisition, omits and/or misrepresents material information about the intrinsic value of the Company, which makes it more likely that Santarus’s public shareholders will be coerced and misled into tendering their shares without that material information regarding the critical decision they face. Defendants knew or recklessly disregarded that the 14D-9 contained numerous material omissions and misstatements as set forth below. Specifically the 14D-9 omits/or misrepresents the material information set forth below in contravention of §§14(e) and 20(a) of the 1934 Act and/or defendants’ duty of candor and full disclosure under state law:

(a) The other business development and strategic opportunities under review by the Company as of July 22, 2013. The 14D-9 states that on July 22, 2013, during a discussion about Salix’s indication of interest, the Board “reviewed other business development and strategic opportunities under review by the Company,” but the 14D-9 does not identify or provide any details about those opportunities. The presence of valuable strategic alternatives to a transaction is important to consider. In many cases, there are ways to achieve similar or better valuations without having to give up control over the Company. Without understanding the nature and benefit associated with strategic alternatives, it is difficult for shareholders to evaluate whether to support or oppose a particular transaction. This omission renders the information concerning the strategic alternatives set forth on page 13 of the 14D-9 materially misleading.

(b) The specific multiple ranges selected and applied by Stifel to derive the ranges of implied equity value per share in its Selected Companies Analysis. The 14D-9 contains Stifel’s opinion that the $32.00 per share Tender Offer price is fair to Santarus’s shareholders from a financial point of view. In support of Stifel’s fairness opinion, the 14D-9 also includes a discussion of Stifel’s Selected Companies Analysis, a comparative valuation methodology. The 14D-9 does not disclose, however, the specific multiple ranges selected and applied by Stifel to derive the ranges of implied equity value per share in its Selected Companies Analysis. This omission is material because it is important for investors to be provided the multiples selected and applied by Stifel. Without these multiples, investors have no way to assess the assumptions made by Stifel to derive its implied ranges of value for Santarus or how these assumptions compared to the market information provided in the 14D-9. This omission renders the information concerning the Selected Companies Analysis set forth on page 28 of the 14D-9 materially misleading.

(c) The individual ranges of implied equity value per share derived by Stifel for each of the multiples ranges it selected and applied in its Selected Companies Analysis. The 14D-9 also does not disclose the individual ranges of implied equity value per share derived by Stifel for each of the multiples ranges it selected and applied in its Selected Companies Analysis. This omission is material because the application of multiples to different financial metrics can result in dramatically different indications of value based on varying levels of growth and profitability between companies. It is important to understand the different indications of value derived from the application of multiples to different company metrics. This omission renders the 14D-9’s discussion of Stifel’s Selected Companies Analysis set forth on page 28 materially misleading.

(d) Whether Stifel conducted any kind of benchmarking analysis for Santarus in relation to the comparable public companies selected in its Selected Companies Analysis. The 14D-9 does not reveal whether Stifel conducted any kind of benchmarking analysis for Santarus in relation to the comparable public companies selected in its Selected Companies Analysis. This omission renders the 14D-9’s discussion of Stifel’s Selected Companies Analysis set forth on page 28 materially misleading because benchmarking statistics are used in the valuation process to help instruct decisions on the selection of pricing multiples based on the different levels of growth and profitability among the comparable companies. Without this information, shareholders cannot assess the comparative value of their shares in the Company, and thus cannot make a fully informed decision whether to tender their shares or seek appraisal.

(e) The specific multiple ranges selected and applied by Stifel to derive the ranges of implied equity value per share in its Selected Precedent Transactions Analysis. In support of Stifel’s fairness opinion, the 14D-9 also includes a discussion of Stifel’s Selected Precedent Transactions Analysis, another comparative valuation methodology. The 14D-9 does not provide the specific multiple ranges selected and applied by Stifel to derive the ranges of implied equity value per share in its Selected Precedent Transactions Analysis. This omission is material because it is important for investors to be provided the multiples selected and applied by Stifel. Without these multiples investors have no way to assess the assumptions made by Stifel to derive its implied ranges of value for Santarus or how these assumptions compared to the market information provided in the 14D-9. Because the purpose of a comparative transactions analysis is to provide shareholders with a sense of how the consideration offered in the Proposed Acquisition compares to similar transactions, without this information shareholders have no ability to assess whether the range selected by Stifel bears any relation to the actual outputs generated by the selected transactions. This omission renders the 14D-9’s discussion of Stifel’s Selected Precedent Transactions Analysis set forth on pages 29-30 materially misleading.

(f) The individual ranges of implied equity value per share derived by Stifel for each of the multiples ranges it selected and applied in its Selected Precedent Transactions Analysis. The 14D-9 does not disclose the individual ranges of implied equity value per share derived by Stifel for each of the multiples ranges it selected and applied in its Selected Precedent Transactions Analysis. This material omission renders the 14D-9’s discussion of Stifel’s Selected Precedent Transactions Analysis set forth on pages 29-30 materially misleading, because the application of multiples to different financial metrics can result in dramatically different indications of value based on varying levels of growth and profitability between companies. It is important to understand the different indications of value derived from the application of multiples to different company metrics. This omission is material because the purpose of a comparative transactions analysis is to provide shareholders with a sense of how the consideration offered in the Proposed Acquisition compares to similar transactions, and without this information, shareholders do not have the ability to understand how the Proposed Acquisition and the Tender Offer price compare to similar transactions based on the analysis.

(g) Whether Stifel conducted any kind of benchmarking analysis for Santarus in relation to the comparable public companies selected in its Selected Precedent Transactions Analysis. The 14D-9 does not reveal whether Stifel conducted any kind of benchmarking analysis for Santarus in relation to the comparable public companies selected in its Selected Precedent Transactions Analysis. This omission renders the 14D-9’s discussion of Stifel’s Selected Precedent Transactions Analysis set forth on page 29-30 materially misleading because benchmarking statistics are used by the advisor in the valuation process to help instruct its decisions on the selection of pricing multiples based on the different levels of growth and profitability between the target companies in precedent transactions. Without this information, shareholders cannot assess the comparative value of the Tender Offer price, and thus cannot make a fully informed decision whether to tender their shares or seek appraisal.

(h) The definition of unlevered free cash flow used in Stifel’s Discounted Cash Flow (“DCF”) Analysis. In the 14D-9, there is no definition of “unlevered free cash flow” used in Stifel’s DCF analysis. This is a material omission because there are a number of different line items that can be included in the calculation of unlevered free cash flow. It is important for investors to understand what items were included and excluded by Stifel in its DCF Analysis. Without the definition of unlevered cash flow as used by Stifel in the DCF analysis, shareholders cannot assess the actual intrinsic value of their shares in the Company, and thus cannot make a fully informed decision about whether to tender their shares or seek appraisal. This material omission renders the 14D-9’s discussion of Stifel’s DCF Analysis set forth on page 30 materially misleading.

(i) Why did Stifel not apply the probability of success to the Company’s R&D and working capital in its DCF Analysis. The implied range of equity values per share derived by Stifel in its DCF Analysis ($35.54 to $49.89) is significantly in excess of the $32.00 per share Tender Offer price. In the 14D-9, it states that in conducting the DCF Analysis, “Stifel applied a 30% cumulative conditional probability of technical success to the projected cash flows for Ruconest acute pancreatitis and SAN-300, excluding associated R&D and working capital.” The 14D-9 does not, however, disclose why Stifel applied a probability of success to projected cash flows but not to Santarus’s associated working capital or R&D expense. This is a material omission because drug companies’ pipeline drugs are required to gain regulatory approval before marketing them to the public, and if that approval is not obtained, future R&D expenses and working capital requirements would decline as well as projected cash flows. As such, it is unclear why Stifel apparently risk-adjusted the benefit of Ruconest and SAN-300 but did not similarly risk-adjust their costs. As risk-adjusting future R&D expenses and working capital requirements would increase the inherent value of Santarus reported by the DCF Analysis (which is already much higher than the Tender Offer price), this omission renders the 14D-9’s discussion of Stifel’s DCF Analysis set forth on page 30 materially misleading.

(j) The inputs and assumptions employed by Stifel to derive the range of discount rates (12.0% to 16.0%) used in its DCF Analysis. The 14D-9 also did not disclose the inputs and assumptions employed by Stifel to derive the range of discount rates (12.0% to 16.0%) used in its DCF Analysis. This omission is material because the calculation of a discount rate requires a number of inputs and assumptions by the financial advisor. It is important for investors to have insight into these assumptions to assess their reasonableness. Moreover, the selection of discount rates often has the single largest impact on valuation, and it is a calculation left to the investment bank’s discretion. For these reasons, and given that the implied range of equity values per share derived by Stifel in its DCF Analysis ($35.54 to $49.89) is significantly in excess of the $32.00 per share Tender Offer price, this omission renders the 14D-9’s discussion of Stifel’s DCF Analysis set forth on page 30 materially misleading.

(k) How, if at all, the value of the Company’s NOLs was accounted for in Stifel’s DCF analysis. Net Operating Loss (“NOL”) carryfowards can be a significant driver of value for many companies. Santarus has over $118 million in NOL carryfowards on its balance sheet as of its most recent 10-K. Whether or not Stifel included any value for this asset could have a meaningful impact on the conclusions it presented in the 14D-9. For these reasons, omitting how the Company’s NOL carryforwards were accounted for in the DCF Analysis renders the 14D-9’s discussion of Stifel’s DCF Analysis set forth on page 30 materially misleading.

(1) Material line items in management’s projections relied upon by Stifel for its fairness analyses. The 14D-9 sets forth certain line items for management’s projections, but omits critical items for 2013-2020, including: (i) revenue by product; (ii) adjusted EBITDA by product; (iii) EBIT by product; (iv) capital expenditures; (v) changes in working capital; (vi) any other adjustments to unlevered free cash flow; and (vii) unlevered free cash flows for years 2013 thru 2020. This information is material because the financial projections provide investors with management’s expectations about the expected growth and profitability of the Company. Additionally, the projections are the backbone of the DCF Analysis which is the only intrinsic valuation analysis performed by Stifel in its fairness presentation. Given the inherent uniqueness of each pharmaceutical company in terms of its drug portfolio, development pipeline and the quality of patent protection, an intrinsic valuation analysis, such as a discounted cash flow analysis, is typically preferred to “relative” valuation techniques such as reviewing peer companies or transactions. This is because companies in this industry are inherently less comparable to their peers than in other industries where company-specific differences are less significant. Without this material information, shareholders cannot conduct their own assessment of the Company’s inherent value based on management’s projections, which is critical under the circumstances because the implied range of equity values per share derived by Stifel in its DCF Analysis ($35.54 to $49.89) is significantly in excess of the $32.00 per share Tender Offer price. This omission renders the information concerning management’s projections set forth on pages 31-33 of the 14D-9 materially misleading.

(m) The specific services Stifel has provided to any of the parties involved in the transaction, or any of their affiliates, in the last two years and how much compensation was received for services rendered. While the 14D-9 at 31 reports that “in the past Stifel has acted as financial advisor to the Company in connection with other matters, for which Stifel received customary compensation,” and that “Stifel may seek to provide investment banking services to Parent or its affiliates in the future, for which Stifel would seek customary compensation,” the 14D-9 does not identify either the specific services Stifel has provided to any of the parties involved in the transaction, or any of their affiliates, in the last two years or how much compensation Stifel had received for services rendered. This information is material because it is important for investors to be aware of any potential conflicts of interest between the Company and its financial advisor in evaluating the work performed in rendering the fairness opinion. This omission renders the information concerning Stifel’s other work and compensation set forth on page 31 of the 14D-9 materially misleading.

77. There is no more material information to shareholders in a merger than the information underlying or supporting the purported “fair value” of their shares. Shareholders are entitled to the information necessary to inform a decision as to the adequacy of the merger consideration, which includes the underlying data (including management’s projections) the investment bankers relied upon, the key assumptions that the financial advisors used in performing valuation analyses, and the range of values that resulted from those analyses. Here the analyses of the Board’s financial advisor incorporated certain critical assumptions that significantly affect the output (valuation) of the analyses. Without this material information, shareholders have no basis on which to judge the adequacy of Salix’s offer.

78. Without full and fair disclosure of the material information set forth above, shareholders should not be asked to tender their shares.

79. In sum, and as described in further detail herein, by agreeing to the Proposed Acquisition, each of the defendants breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or has aided and abetted such breaches. Rather than acting in the best interests of the Company’s shareholders, defendants spent substantial effort tailoring the structural terms of the Proposed Acquisition to aggrandize their own personal interests and to meet the specific needs of Salix, which efforts will eliminate the equity interest of Santarus’s public shareholders.

80. In essence, the Proposed Acquisition is the product of a flawed process that is designed to ensure the merger of Santarus with Salix, on terms preferential to Salix and defendants, and detrimental to plaintiff and Santarus’s shareholders. Plaintiff seeks to enjoin the Proposed Acquisition.

DEFENDANTS’ FIDUCIARY DUTIES

81. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) discourages or inhibits alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) otherwise adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e) provides the directors with preferential treatment at the expense of, or separate from, the public shareholders.

82. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Santarus, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties were divided;

(b) participating in any transaction where the directors or officers received a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

83. Plaintiff alleges herein that defendants, separately and together, in connection with the Proposed Acquisition, are breaching and/or aiding and abetting in the breaches of fiduciary duties owed to plaintiff and the other public shareholders of Santarus, including the duties of loyalty, good faith, candor, due care and independence. As a result of these breaches of fiduciary duties and the aiding and abetting therein, neither plaintiff nor the Class will receive adequate or fair value for their Santarus common stock in the Proposed Acquisition.

84. Because defendants are breaching their duties of due care, loyalty and good faith in connection with the Proposed Acquisition, and/or are aiding and abetting therein, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon defendants as a matter of law.

COUNT I

Individual Claim Against All Defendants for

Violations of §14(e) of the 1934 Act

85. Plaintiff brings this claim on his own behalf and repeats and realleges each and every allegation contained above as if fully set forth herein.

86. Section 14(e) of the 1934 Act provides that it is “unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading... in connection with any tender offer.”

87. As discussed above, Santarus filed and delivered to its shareholders the 14D-9, which defendants knew or recklessly disregarded contained numerous material omissions and misstatements as set forth above.

88. During the relevant period, defendants disseminated the false and misleading 14D-9 specified above, which defendants knew, or recklessly disregarded, failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

89. The 14D-9 was prepared, reviewed and/or disseminated by defendants. It misrepresented and/or omitted material facts, including material information about the unfair consideration offered in the Proposed Acquisition, and the actual intrinsic value of the Company.

90. In so doing, defendants made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading in violation of §14(e) of the 1934 Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the 14D-9, defendants were aware of this information and of their duty to disclose this information in the 14D-9.

91. The omissions and false and misleading statements in the 14D-9 are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the 14D-9 and in other information reasonably available to shareholders.

92. By reason of the foregoing, defendants have violated §14(e) of the 1934 Act.

93. Because of the false and misleading statements in the 14D-9, plaintiff is threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure defendants’ misconduct is corrected.

COUNT II

Individual Claim Against All Defendants for

Violation of §20(a) of the 1934 Act

94. Plaintiff brings this claim on his own behalf and repeats and realleges each and every allegation contained above as if fully set forth herein.

95. Defendants acted as controlling persons of Santarus within the meaning of §20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors and/or controlling shareholders and/or advisors of Santarus, and/or their participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the 14D-9 filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

96. Each of the defendants was provided with or had unlimited access to copies of the 14D-9 and other statements alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

97. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The 14D-9 at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Acquisition. They were thus directly involved in the making of this document.

98. Santarus, Parent, Purchaser and Intermediary also had direct supervisory control over the composition of the 14D-9 and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the 14D-9.

99. In addition, as the 14D-9 sets forth at length, defendants were each involved in negotiating, reviewing and approving the Proposed Acquisition. The 14D-9 purports to describe the various issues and information that they reviewed and considered, descriptions which had input from all defendants.

100. By virtue of the foregoing, defendants have violated §20(a) of the 1934 Act.

101. As set forth above, defendants had the ability to exercise control over and did control a person or persons who have each violated §14(e) of the 1934 Act and SEC Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to §20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, plaintiff will be irreparably harmed.

COUNT III

Class Claim for Breaches of Fiduciary Duties

Against the Individual Defendants

102. Plaintiff brings this claim individually and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all public holders of Santarus stock, and incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

103. The Individual Defendants have violated the fiduciary duties of care, loyalty, good faith and independence owed to the public shareholders of Santarus and have acted to put their personal interests ahead of the interests of Santarus’s shareholders.

104. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value inherent in and arising from Santarus.

105. The Individual Defendants have violated their fiduciary duties by entering Santarus into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Santarus’s shareholders.

106. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, and independence owed to the shareholders of Santarus because, among other reasons:

(a) they failed to take steps to maximize the value of Santarus to its minority shareholders;

(b) they failed to properly value Santarus and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from defendants’ own interrelationships or connection with the Proposed Acquisition.

107. Because the Individual Defendants dominate and control the business and corporate affairs of Santarus, have access to private corporate information concerning Santarus’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the minority shareholders of Santarus which makes it inherently unfair for them to pursue and recommend any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing minority shareholder value.

108. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

109. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

110. As a result of the Individual Defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Santarus’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Merger Agreement’s terms, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

111. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

COUNT IV

Class Claim for Aiding and Abetting Breaches of Fiduciary Duty

Against Santarus, Parent, Purchaser and Intermediary

112. Plaintiff brings this claim individually and as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all public holders of Santarus stock, and incorporates by reference and realleges each and every allegation contained above as though fully set forth herein.

113. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

114. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

115. Santarus, Parent, Purchaser and Intermediary colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and each was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

116. Plaintiff and the members of the Class shall be irreparably injured as a direct and proximate result of the aforementioned acts.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands relief, in plaintiff’s favor against defendants, as follows:

A. Declaring that plaintiff’s fiduciary duty claims — Counts III and IV — are properly maintainable as a class action;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until they comply with their fiduciary duties under state law of loyalty, good faith, care and candor to maximize shareholder value and fully disclose all material information in their possession, and their duties under §§14(e) and 20(a) of the 1934 Act to provide shareholders with all material information about the unfair sales process for the Company, the conflicts of interest suffered by defendants in connection with the Proposed Acquisition, the unfair consideration offered in the Proposed Acquisition, and the actual intrinsic value of the Company;

C. Rescinding, to the extent already implemented, the Proposed Acquisition or any of the terms thereof;

D. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

DATED: December 13, 2013	ROBBINS GELLER RUDMAN & DOWD LLP RANDALL J. BARON A. RICK ATWOOD, JR. DAVID T. WISSBROECKER EDWARD M. GERGOSIAN

/s/ David T. Wissbroecker
DAVID T. WISSBROECKER

655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax)

LAW OFFICE OF ALFRED G. YATES, JR., P.C. ALFRED G. YATES, JR. 519 Allegheny Building 429 Forbes Avenue Pittsburgh, PA 15219 Telephone: 412/391-5164 412/471-1033 (fax) Attorneys for Plaintiff